UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tronox Incorporated
(Name of Issuer)

Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

897051207
(CUSIP Number)

with a copy to:
Jonathan Gallen c/o Ahab Capital Management, Inc. 299 Park Avenue, 17th Floor New York, New York 10171 (212) 653-1045	Robert G. Minion, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas, 18th Floor New York, New York 10020 (973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         897051207
1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

Jonathan Gallen

2.           Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.           Citizenship or Place of Organization:                                                                    United States

Number of                                                      7.     Sole Voting Power:                                       3,250,000*
Shares Beneficially                                       8.     Shared Voting Power:                                                  *
Owned by
Each Reporting                                             9.     Sole Dispositive Power:                                3,250,000*
Person With                                                  10.   Shared Dispositive Power:                                          *

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:                    3,250,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):	Not Applicable

13.           Percent of Class Represented by Amount in Row (11):     14.2%*

14.           Type of Reporting Person (See Instructions):       IA, IN

* Based on 22,889,431 shares of Class B common stock, par value $0.01 per share (the “Shares”), of Tronox  Incorporated (the “Company”), outstanding as of October 31, 2008, as disclosed in the Company’s most recently filed Quarterly Report on Form 10-Q.  As of August 19, 2010, Ahab Opportunities, L.P. (“Opportunities”) and Ahab Opportunities, Ltd. (“Opportunities International”) held in the aggregate 3,250,000 Shares.  Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunities and Opportunities International.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 3,250,000 Shares, or 14.2% of the Shares deemed issued and outstanding as of August 19, 2010.

Item 1.                      Security and Issuer.
The class of equity securities to which this Schedule 13D relates is the Class B common stock, par value $0.01 per share (the “Shares”), of Tronox Incorporated, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at One Leadership Square, Suite 300, 211 N. Robinson Avenue, Oklahoma City, Oklahoma 73102.

Item 2.                      Identity and Background.
The name of the person filing this Schedule 13D is Jonathan Gallen, whose business address is c/o Ahab Capital Management, Inc., 299 Park Avenue, 17th Floor, New York, New York 10171.  Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of Ahab Opportunities, L.P., a New York limited partnership (“Opportunities”), and Ahab Opportunities, Ltd., a corporation organized under the laws of the Bahamas (“Opportunities International,” and, together with Opportunities, the “Funds”).  The Funds are engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options, swaps, derivatives and other securities, instruments and assets of varying kind and nature.  Mr. Gallen also invests his personal funds and provides investment management services and other services for various other third parties.

Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Gallen is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.
All funds used to purchase the Shares set forth herein on behalf of the Funds have come directly from the assets of the Funds.  The aggregate amount of funds used in purchasing the Shares reported in this Schedule 13D was approximately $860,475.

Item 4.                      Purpose of Transaction.

The acquisition of the Shares referred to herein is for investment purposes and, except as otherwise described in this Schedule 13D, Mr. Gallen has no plans or proposals with respect to the Company that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On January 12, 2009, the Company and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code.

On August 9, 2010, the Funds executed a backstop letter agreement (the “Backstop Commitment Letter”), which letter agreement has since been presented to, but not accepted by, the Debtors.  Pursuant to the Backstop Commitment Letter, the Funds would purchase their pro rata share of any unsubscribed shares of common stock of the Company in a $135,000,000 rights offering to eligible holders of the allowed unsecured claims against the Debtors and to holders of the Company’s common stock, subject to a maximum commitment amount.  The Backstop Commitment Letter, if accepted by the Debtors, would be subject to the approval of the Bankruptcy Court, as well as other conditions, and would contain representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

Upon entering into the Backstop Commitment Letter, neither the Funds nor Mr. Gallen, on the one hand, and the other parties who have executed similar Backstop Commitment Letters, on the other hand, may be deemed to be a “group” pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Funds and Mr. Gallen do not affirm membership in a group with any of such other parties, and disclaim beneficial ownership of any Shares held by any such other parties.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either the Funds or Mr. Gallen are the beneficial owners of any Shares beneficially owned by any other parties who may execute Backstop Commitment Letters.

Mr. Gallen, on behalf of the Funds, expects to independently evaluate on an ongoing basis the Company’s financial condition and prospects and his interest in, and intentions with respect to, the Company and his investment in the securities of the Company, which review may be based on a variety of factors, including the Company’s business and financial condition, the Company’s results of operations and prospects, strategic alternatives, general economic and industry conditions, the securities markets generally and those for the Company’s common stock in particular, other developments and investment opportunities, as well as any other factors that Mr. Gallen deems relevant from time to time.  In addition, Mr. Gallen, on behalf of the Funds, may engage in discussions with the Company (including members of its board of directors or management), shareholders of the Company and other third parties concerning the Company and its operations and the Funds’ and Mr. Gallen’s, on behalf of the Funds, proposals with respect thereto.

Item 5.                      Interest in Securities of the Issuer.

Based upon information set forth in the Company’s most recently filed Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 7, 2008 (the “2008 Third Quarter 10-Q”), there were 22,889,431 Shares issued and outstanding as of October 31, 2008.  The Company has not filed any quarterly or annual reports since the 2008 Third Quarter 10-Q.

As of August 19, 2010, Mr. Gallen owns 3,250,000 Shares, or 14.2% of the Shares deemed issued and outstanding as of that date.  Mr. Gallen has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such Shares.

Other than the transactions described in this Schedule 13D, during the sixty (60) days on or prior to August 19, 2010, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 (which disclosure is hereby incorporated by reference into this Item 6) and except for discussions which the Funds may from time to time have with unrelated third parties who may also enter into a Backstop Commitment Letter, to the knowledge of Mr. Gallen, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gallen and any person with respect to any securities of the Company.

Item 7.                      Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      August 19, 2010

/s/ Jonathan Gallen
      Jonathan Gallen, in his capacity as the investment manager for Ahab Opportunities, L.P. and Ahab Opportunities, Ltd.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).